November 18, 2011

VIA EDGAR SUBMISSION

Office of Mergers and Acquisitions

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: David L. Orlic, Esq.

Re:	Southwall Technologies Inc.

Schedule 14D-9/A (Amendment No. 2)

Filed on November 14, 2011

File No. 005-39081

Dear Mr. Orlic:

We are counsel to Southwall Technologies Inc. (the “Company”) and, on behalf of the Company, we submit this letter in response to oral comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), by telephone on November 15, 2011, with respect to the Solicitation/Recommendation Statement on Schedule 14D-9 that was filed by the Company with the Commission on October 25, 2011 (as amended on November 1, 2011 and on November 14, 2011, the “Schedule 14D-9”). In addition, the Company is simultaneously filing Amendment No. 3 to the Schedule 14D-9 (“Amendment No. 3”) in response to the Staff’s comments. Unless explicitly set forth herein, capitalized terms shall have the meanings ascribed to them in the Schedule 14D-9.

The text of the Staff’s comments (as conveyed by telephone) has been included in this letter in bold and italics for your convenience. For your convenience, our response to each of the Staff’s comments is set forth immediately below each numbered comment.

Financial Projections, page 31

1.	We note that the row entitled “Unlevered Free Cash Flows” also includes deficiencies. Please revise to make it clear that the numbers in parenthesis are deficiencies.

Response: In response to the Staff’s comment, the Company has amended the title of the row entitled “Unlevered Free Cash Flows” to make it clear that the numbers in parenthesis are deficiencies.

Financial Projections, page 31

November 18, 2011

2.	We note that footnote 1 to the financial projections table includes a justification for a non-GAAP reconciliation. Such a justification is not appropriate to include here.

Response: In response to the Staff’s comment, the Company has removed the final sentence of footnote 1 to the financial projections table.

Financial Projections, page 31

3.	We note that footnote 2 to the financial projections table includes a non-GAAP EPS measurement. Please revise the disclosure to include the most directly comparable GAAP measurement.

Response: In response to the Staff’s comment, the Company has revised footnote 2 to the financial projections table to include a reconciliation of non-GAAP EPS for FY2011E to GAAP EPS for that period. We also note that the Company calculated and presented EPS in accordance with GAAP for all periods presented in the financial projections table, other than FY2011E.

Financial Projections, page 31

4.	We note that footnote 2 to the financial projections table states that the FY2011E EPS was calculated using net income attributable to holders of the Shares. However, the calculations in the row entitled “Diluted EPS (2)” are derived by using net income attributable to Company.

Response: In response to the Staff’s comment, the Company has revised footnote 2 to clarify that the Company calculated EPS for all periods presented on the basis of net income attributable to the Company (which calculation was adjusted for the period FY2011E, as described in footnote 2 to the financial projections table). Such amounts were also used by Seven Hills in the preparation of its valuation analysis. In addition, the Company has revised footnote 3 to clarify that diluted shares outstanding, used as the denominator in all EPS calculations, includes projected shares issuable upon conversion of outstanding Preferred Stock.

* * * *

November 18, 2011

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (650) 463-5374 if you have any questions or would like additional information regarding this matter.

Very truly yours,

Gunderson Dettmer Stough Villeneuve

Franklin & Hachigian, LLP

/s/    Paul Sieminski

cc:	Dennis Capovilla, Southwall Technologies Inc.